Exhibit 99.1

Aphria Inc. Announces Settlement of Claim

LEAMINGTON, ON, June 25, 2020 /CNW/ - Aphria Inc. ("Aphria") (TSX: APHA and NASDAQ: APHA), a leading global cannabis company,  Emblem Cannabis Corporation ("Emblem"), and Aleafia Health Inc. (TSX: AH, OTC: ALEAF) ("Aleafia Health") today announced the parties entered into a settlement agreement on June 25, 2020 (the "Settlement Agreement") to resolve their outstanding dispute in respect of the termination of the parties' wholesale cannabis supply agreement (the "Supply Agreement").

Under the terms of the Settlement Agreement,  Emblem shall receive total consideration of C$29,100,000 comprised of a C$15,500,000 cash payment, the issuance of common shares of Aphria with an aggregate market value of C$10,000,000 that will be freely tradeable and transferable in Canada and waiver of claimed receivables. The parties have also agreed to a mutual release of all existing and potential claims, and to the dismissal of the arbitration proceedings that had previously been commenced.

"We are pleased to have arrived at an amicable resolution to this matter," said Irwin D. Simon, Chief Executive Officer, Aphria Inc. "Today's settlement announcement allows all of us to avoid unnecessary distraction and the potential expense of prolonged litigation, and importantly, to continue to focus on the future."

This settlement ends any and all potential claims and litigation against and between Aphria, Emblem, and Aleafia Health relating to the Supply Agreement.

About Aphria

Aphria Inc. is a leading global cannabis company driven by an unrelenting commitment to our people, the planet, product quality and innovation. Headquartered in Leamington, Ontario – the greenhouse capital of Canada – Aphria Inc. has been setting the standard for the low-cost production of high-quality cannabis at scale, grown in the most natural conditions possible. Focusing on untapped opportunities and backed by the latest technologies, Aphria Inc. is committed to bringing breakthrough innovation to the global cannabis market. The Company's portfolio of brands is grounded in expertly-researched consumer insights designed to meet the needs of every consumer segment. Rooted in our founders' multi-generational expertise in commercial agriculture, Aphria Inc. drives sustainable long-term shareholder value through a diversified approach to innovation, strategic partnerships and global expansion.

For more information, visit: aphriainc.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Certain information in this news release constitutes forward-looking statements under applicable securities laws and are expressly qualified by this cautionary statement. Any statements that are contained in this news release that are not statements of historical fact may be deemed to be forward-looking statements. Forward looking statements are often identified by terms such as "may", "should", "anticipate", "expect", "potential", "believe", "intend" or the negative of these terms and similar expressions. Forward-looking statements are based on the opinions, estimates and perception of trends of management and its beliefs with respect to future events, as at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. Factors that may cause such differences include, but are not limited to, risks associated with COVID-19 nationally and globally which could have a material adverse impact on Aphria's business, operations and financial results, including disruptions in cultivation and processing, supply chains and sales channels, as well as a deterioration of general economic conditions including national and/or global recessions and the response of governments to the COVID-19 pandemic in respect of the operation of retail stores; general economic conditions; adverse industry events; marketing costs; loss of markets; future legislative and regulatory developments involving cannabis or otherwise affecting Aphria's business or its consumers generally; inability to access sufficient capital from internal and external sources, and/or inability to access sufficient capital on favorable terms; the cannabis industry in Canada generally; income tax and regulatory matters, including delays in the issuance of licenses; the sale and distribution of vapes; the ability of Aphria to meet its liquidity requirements to fund ongoing operations; the ability of Aphria to implement its business strategies; competition; crop failure; safety of derivative cannabis products; currency and interest rate fluctuations.

Readers are cautioned that the foregoing list is not exhaustive and should carefully review the various risks and uncertainties identified in the Company's filings on SEDAR and EDGAR. Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated.'

The forward-looking statements included in this news release are made as of the date of this news release and the Company does not undertake an obligation to publicly update such forward-looking statements to reflect new information, subsequent events or otherwise unless required by applicable securities laws.  Neither TSX nor its Regulation Services Provider (as that term is defined in the policies of Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.

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SOURCE Aphria Inc.

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%CIK: 0001733418

For further information: For media inquiries please contact: Tamara Macgregor, Chief Corporate Affairs Officer, tamara.macgregor@aphria.com, 437-343-4000; For investor inquiries please contact: Katie M. Turner, ICR, Inc., katie.turner@icrinc.com, 646-277-1228

CO: Aphria Inc.

CNW 09:31e 25-JUN-20